SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

———————————————

SCHEDULE 14D-9/A
(RULE 14d-101)

(Amendment No. 2)

SOLICITATION /RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF
THE SECURITIES EXCHANGE ACT OF 1934
————————————————

U.S. LABORATORIES INC.
(Name of Subject Company)

————————————————

U.S. LABORATORIES INC.
(Name of Person(s) Filing Statement)

————————————————

COMMON STOCK, $0.01 PAR VALUE PER SHARE
(Title of Class of Securities)

—————————————————

90333 T 105
(CUSIP Number of Class of Securities)

——————————————————

Dickerson Wright
Chairman and Chief Executive Officer
U.S. Laboratories Inc.
7895 Convoy Court, Suite 18
San Diego, California 92111
(858) 715-5800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on behalf of the Person(s) Filing Statement)

With a copy to:
J. Jay Herron, Esq.
Michael L. Hawkins, Esq.
O’Melveny & Myers LLP
114 Pacifica, Suite 100
Irvine, California 92618
(949) 737-2900

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities Exchange Commission on August 22, 2002 (the “Schedule 14D-9”) by U.S. Laboratories Inc., a Delaware corporation (the “Company”), relating to the tender offer (the “Offer”) by Voice Acquisition Corp., a Delaware corporation (“Purchaser”), which is an indirect wholly-owned subsidiary of Bureau Veritas, S.A., a société anonyme organized under the laws of the French Republic (“Parent”), disclosed in a Tender Offer Statement on Schedule TO, dated August 22, 2002 (the “Schedule TO”). The Offer relates to the purchase of all the outstanding common stock, par value $0.01 per share, of the Company (the “Shares”), at a price of $14.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 22, 2002 and the related Letter of Transmittal included as exhibits to the Schedule TO. The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 8, 2002, among Parent, Purchaser, and the Company (the “Merger Agreement”). All capitalized terms not defined herein shall have the meaning set forth for such terms in the Schedule 14d-9.

Item 9.    Exhibits

Item 9 is hereby amended and supplemented by the filing of the following exhibits:

Exhibit (a)(6)	Press release of U.S. Laboratories Inc., issued September 13, 2002.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 13, 2002	U.S. LABORATORIES INC.

	By:	/s/ Dickerson Wright
Dickerson Wright Chairman of the Board and Chief Executive Officer

S-1